

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

<u>Via E-mail</u>
Lisa Meyer
Acting Principal Financial Officer
Northstar Realty Finance Corp.
399 Park Avenue
18th Floor
New York, NY 10022

  Re: **Northstar Realty Finance Corp.**
     Amendment 1 to Form 10-K for Fiscal Year Ended
     December 31, 2010
     Filed February 28, 2011
     Amendment 2 to Form 10-K for Fiscal Year Ended
     December 31, 2010
     Filed March 18, 2011
     File No. 001-32330

Dear Ms. Meyer:

  We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A Amendment 1 filed February 28, 2011

Item 1. Business

Our Company, page 4

1.   We note your disclosure under the various subheadings in this section that your target assets include real estate debt, including senior mortgage loans, B-notes and mezzanine loans, real estate securities and net leased properties. In future Exchange Act periodic reports, please provide a brief overview of the relative size of each of these portfolios. In addition, in future Exchange Act periodic reports, please revise the table on page six so that the loan types match the loan types described in the narrative. For example, the reference to "whole loan" in the table does not match the narrative discussion of your types of loans.

Real Estate Debt, page 4

2.   In future Exchange Act periodic reports, please include disclosure regarding the weighted average maturity of your loan investments.

3.   We note your disclosure of the relative merits of originating loans rather than acquiring loans. In future Exchange Act periodic reports, please include disclosure in the overview of the percentage of your current debt portfolio that was originated rather than acquired.

Real Estate Securities, page 7

4.   In future Exchange Act periodic reports, please include disclosure regarding the collateral type diversification of your CMBS investments.

Financing Strategy, page 12

5.   In future Exchange Act periodic reports, please provide disclosure regarding your strategy with respect to leverage levels, including whether your strategy is to maintain or change your current level. In addition, please provide a more detailed analysis on your current strategy with respect to the types of financing you expect to pursue. We note your discussion of your historical financing arrangements.

Item 2. Properties, page 63

6.   In future Exchange Act periodic reports, please include disclosure regarding your net lease portfolio occupancy rate, weighted average lease term and geographic diversification.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Real Estate Debt, page 71

7.   In future Exchange Act periodic reports, please disclose the effective yield on new investments made during the reporting period.

Risk Management, page 76

8.   We note your disclosure regarding management's "quarterly comprehensive credit review" and disclosure about your investment objective of providing risk-adjusted returns. Please advise us whether management utilizes any internal risk ratings, LTV metrics, watch lists or similar metrics as part of this "early warning system" in order to assess changes in the relative risk of the portfolio period to period. We may have further comment.

Critical Accounting Policies

Credit Losses, Impairment and Allowance for Doubtful Accounts, page 83

9.   Regarding your real estate properties, please expand your disclosure to include greater detail of what management considers when determining if there are indicators of impairment present. In addition, please disclose the major assumptions used in preparing an estimate of the undiscounted future cash flows and sensitivity of those assumptions. Further, please tell us if management considered the U.S. macroeconomic and real estate sector conditions discussed beginning on page 73 to be indicators of impairment.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Interest Income, page 85

10.   We note on page on page 173 in Note 20 to the consolidated financial statements that your real estate debt segment generates income from operations by "earning a positive spread between the yield on [your] assets and the interest cost of [your] debt." We also note, however, that you do not identify your net finance margin as a key performance indicator of your debt investments. Please advise us whether management uses your finance margin as a performance indicator. We may have further comment.

Form 10-K/A Amendment 2 filed March 18, 2011

Financial Statements

Consolidated Statements of Stockholders' Equity, page 8

11.   Please tell us how you have complied with Rule 3-04 of Regulation S-X, or tell us how you determined it was not necessary to provide a Statement of Stockholders' Equity for the year ended 12/31/08.

12.   Please tell us how you accounted for the Acquisition of N-Star IX, and tell us the authoritative accounting literature management relied upon.

Notes to Consolidated Financial Statements

4. Fair Value of Financial Instruments, page 25

13.   Please tell us how you have complied with paragraph 2 of ASC 820-10-50, or tell us how you determined it was unnecessary to provide the applicable disclosures for December 31, 2009.

5. Operating Real Estate, page 31

14.   Please tell us how your policy of deferring real estate acquisition costs complies with ASC 805-10-25-23.

11. Commitments and Contingencies

Chatsworth Property, page 51

15.   In light of the judgment against NNN, please tell us how you determined that it is not probable that the Lawsuit will result in an unfavorable outcome.

Exhibits 31.1 and 31.2

16.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification. Please revise your certifications in future filings to comply with the Exchange Act Rules.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney Advisor, at 202-551-3473 or Michael McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief